Filed by Level 3 Communications, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                         Subject Company:  Broadwing Corporation
                                                    Commission File No.: 0-30989

                                                         Date:  October 17, 2006


This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Broadwing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition; Level 3's and Broadwing's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and
(ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) whether the stockholders of Broadwing approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Level 3 and Broadwing; (4) the realization of revenue and cost synergy benefits from the proposed transaction; and (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees. Other important factors that may affect Level 3's and the combined business' results of operations and financial condition include, but are not limited to: increasing the volume of traffic on Level 3's network; developing new products and services that meet customer demands and generate acceptable margins; successfully completing commercial testing of new technology and information systems to support new products and services, including voice transmission services; stabilizing or reducing the rate of price compression on certain of our communications services; integrating strategic acquisitions including the acquisition of Broadwing; attracting and retaining qualified management and other personnel; and the ability to meet all of the terms and conditions of our debt obligations. Level 3's Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other Securities and Exchange Commission filings discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. The forward-looking statements in this document speak only as of the date they are made. Level 3 and Broadwing do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

This document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Broadwing's stockholders for their consideration. Level 3 and Broadwing will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Broadwing are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Level 3 can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Level 3 in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Level 3 and Broadwing, at the SEC's Web site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Level 3, Investor Relations, 1025 Eldorado Blvd., Broomfield, CO 80021, 720-888-2500 or to Broadwing, Investor Relations, 1122 Capital of Texas Highway South Austin, TX 78746-6426, (866) 426-7847.

Level 3, Broadwing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Broadwing in connection with the proposed transaction. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A, dated April 6, 2006, as supplemented, for Level 3's 2006 annual meeting of stockholders. Information about directors and executive officers of Broadwing and their ownership of Broadwing common stock is set forth in the proxy statement on Schedule 14A, filed with the SEC on March 24, 2006, for Broadwing's 2006 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

                                      ***

The following is a transcript of the conference call for investors and analysts conducted by members of Level 3 Communications, Inc. senior management on October 17, 2006.

                                      ***

CORPORATE PARTICIPANTS
 Valerie Finberg
 Level 3 Communications, Inc. - VP IR

 Jim Crowe
 Level 3 Communications, Inc. - CEO

 Buddy Miller
 Level 3 Communications, Inc. - Vice Chairman

 Sunit Patel
 Level 3 Communications, Inc. - CFO

 Kevin O'Hara
 Level 3 Communications, Inc. - President, COO

CONFERENCE CALL PARTICIPANTS
 Pat Dyson
 Credit Suisse - Analyst

 Jonathan Chaplin
 JP Morgan - Analyst

 Colby Synesael
 Merriman - Analyst

 David Janazzo
 Merrill Lynch - Analyst

 Dave Sharret
 Lehman Brothers - Analyst

 Anton Anikst
 Morgan Stanley - Analyst

 Anthony Klarman
 Deutsche Bank - Analyst

 Donna Jaegers
 Janco Partners - Analyst

 James Breen
 Thomas Weisel Partners - Analyst

 Tom Egan
 JP Morgan - Analyst

 Frank Louthan
 Raymond James - Analyst

PRESENTATION

--------------------------------------------------------------------------------
Operator


Welcome to the investor conference call. (OPERATOR INSTRUCTIONS). As a reminder, today's call is being recorded. I would now like to turn the call over to Valerie Finberg, VP of Investor Relations. Please go ahead.


--------------------------------------------------------------------------------
 Valerie Finberg  - Level 3 Communications, Inc. - VP IR


Good morning and thank you operator. Welcome to our conference call this morning to discuss the announcement of Level 3's agreement to acquire Broadwing Corporation. As a quick note, on today's call we will not be discussing guidance, current business trends or third quarter results. Please join us on Tuesday, October 24 at 10 AM Eastern time for our third quarter earnings call when we will address those topics.

On the call with us today we have Jim Crowe, Chief Executive Officer; Buddy Miller, Vice Chairman; Kevin O'Hara, President and Chief Operating Officer; and Sunit Patel, our Chief Financial Officer.

Before we get started, I would like to remind everyone that some of the statements we will be making today are forward-looking in nature and involve risks and uncertainties. Actual results may vary significantly from those statements. As today's presentation will discuss a business combination transaction, the following information is required by the SEC's rules and regulations in the context of the business combination transaction. Please bear with me as it is a long statement.

The following presentation shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Broadwing's stockholders for their consideration. Level 3 and Broadwing will file a registration statement, a proxy statement, prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Broadwing are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents because they will contain important information. Stockholders of Level 3 can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Level 3 in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Level 3 and Broadwing, at the SEC's website, which is http://www.sec.gov. Copies of the proxy statement/ prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained without charge by directing a request to Level 3 Investor Relations at 1025 Eldorado Boulevard in Broomfield, Colorado, 80021, or by calling 877-585-8266, or to Broadwing Investor Relations, 1122 Capital of Texas Highway, South Austin, Texas, 78746, or by calling 866-426-7847.

Level 3, Broadwing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Broadwing in connection with the proposed transaction. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A, dated April 6, 2006, as supplemented for Level 3's 2006 annual meeting of stockholders. Information about directors and executive officers of Broadwing and their ownership of Broadwing common stock is set forth in the proxy statement on Schedule 14A filed with the SEC on March 24, 2006, for Broadwing's 2006 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

With that, I will turn the call over to Jim.

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 Good morning to everyone. As Valerie said, we're very pleased today to announce we have signed a definitive agreement to acquire Broadwing, a leading provider of network communications services and solutions. During our call our Vice Chairman, Buddy Miller, will discuss the transaction structure. Our Chief Financial Officer, Sunit Patel, will discuss the financial aspects of the deal. He will then turn it over to Kevin O'Hara who will cover operational aspects of the deal, and describe our current thinking about integration. I will then sum it up and we will open it up for questions and answers.


--------------------------------------------------------------------------------
 Buddy Miller  - Level 3 Communications, Inc. - Vice Chairman


 Good morning everyone. As Jim said, we announced this morning that we have signed a definitive agreement to acquire Broadwing, a publicly held national telecommunications provider. The transaction is subject to regulatory approvals and the vote of Broadwing's stockholders. We expect to close the transaction in the first quarter of 2007.

Level 3 is paying $8.18 in cash plus 1.3411 shares of Level 3 common stock for each of Broadwing's shares outstanding on the closing date. To be clear, the cash amount and stock conversion ratio are fixed without any collaring mechanism.

Today, Broadwing has approximately 88 million shares outstanding, plus another approximately 3 million shares subject to options and other rights that would be in the money if closing were today. While the number of Broadwing shares issued pursuant to options and other rights could vary somewhat depending upon the price of Level 3 stock at closing, based upon today's prices Level 3 would in aggregate be paying approximately $744 million in cash and issuing approximately 122 million Level 3 shares.

Based on yesterday's closing price of Level 3 stock of $5.32, this would imply total consideration of $1.393 billion for all of Broadwing's outstanding shares. Note that as of June 30, Broadwing had approximately $350 million cash on hand and only approximately $200 million in debt, including capital leases. This cash, adjusted for any changes between June 30 and closing, would reduce the amount of cash Level 3 pays from its own coffers from approximately $744 million to approximately $394 million. And the excess cash above debt of approximately 150 million would effectively reduce the total consideration paid for the business from $1.393 billion to $1.243 billion.

Based upon the approximately 1.175 billion Level 3 shares outstanding, the approximately 122 million Level 3 shares issued to Broadwing stockholders would constitute approximately 9.4% of Level 3 shares outstanding after the closing.

We believe that this approach provides an appropriate mix of cash and stock for the transaction. The transaction allows Level 3 to further leverage our existing infrastructure and deepen both companies' relationships with our wholesale customers and enterprise customers.

I will now turn the call over into Sunit Patel, who will discuss the financial implications of the Broadwing acquisition.


--------------------------------------------------------------------------------
 Sunit Patel  - Level 3 Communications, Inc. - CFO


 I will start first with the highlights and then provide a summary of the financial impact of the Broadwing transaction and what it means for Level 3. We believe this transaction creates significant value for our investors. Besides the obvious benefits of industry consolidation, we expect that this combination will provide sizable synergies that will take advantage of Level 3's cost structure and metro access networks.

Second, this transaction will continue to diversify our revenue base and increases the percent of our revenue from the enterprise segment, and further improves our leadership position in the wholesale segment. From a balance sheet and financial leverage perspective, the incremental cash flow contribution from this transaction will improve our total debt to adjusted OIBDA ratio and still leaves us with a healthy level of liquidity in relation to our cash flow needs until cash flow breakeven.

I will now cover the financial impact of this transaction. With the acquisition of Broadwing, Level 3 is buying a company with over $900 million of annual revenues, growing at about 4 to 5% annually. Our assumption is that this level of growth will continue over the next year or so and then improve over time. We hope we can do better than that.

From a customer segment perspective the mix is about half carrier and half enterprise. From a product mix perspective based on second quarter 2006 results, Broadwing data, Internet and broadband services were about 56% of their business and the voice services were approximately 44% of revenues.

Assuming a first quarter 2007 close and current plans for integration, we expect the transaction to be additive to Level 3's stand-alone adjusted OIBDA in 2007 and additive to both adjusted OIBDA and free cash flow in 2008. This includes all integration costs we would incur in 2007 and 2008.

The bulk of the integration should be complete within 18 months of closing. After the integration is complete, we expect 2009 adjusted OIBDA contribution from Broadwing to be about $300 million a year, and increasing thereafter as the overall adjusted OIBDA margin for this business should mirror the Level 3 business.

The 2009 cash flow contribution, or adjusted OIBDA less capital expenditures, is expected to be over $200 million. While 2008 will still be a transition year, we expect about a $200 million to $250 million of adjusted OIBDA contribution inclusive of integration expenses.

We expect the combination of our operations with Broadwing to yield over $200 million in annual cost synergies after integration efforts are complete. About 40% of those cost synergies are expected to come from network expense synergies and about 60% are expected to come from operating expense synergies.

In addition, we expect to get some benefit from small improvements in customer churn. Integration costs should be about $110 million to $130 million and will be spreadout over 2007 and 2008. The integration is expected -- the integration costs is expected to comprise of approximately $20 million in network expense costs, about $20 million to $30 million in operating expense cost, approximately $40 million to $50 million in capital expenditure cost, and about $30 million in transaction costs, which will be ascribed to the purchase price.

From a balance sheet perspective, Level 3's cash and marketable securities as of the second quarter of 2006 pro forma for 2008 debt we redeemed in July, the sale of Software Spectrum, as well as the cash used in the purchase of TelCove and Looking Glass were approximately $1.4 billion. Broadwing's cash position as of June 30, 2006 was approximately $350 million. Therefore, the pro forma consolidated cash position of the company for the combined company as of the end of the second quarter, taking into account the cash portion of the consideration, would be about $1 billion. Obviously, that does not take into account the cash flow losses of both companies for the period of the third quarter of 2006 until closing.

We expect that our debt to adjusted OIBDA ratio will improve by at least a full turn in 2008. More importantly, this transaction is expected to be accretive to both our adjusted OIBDA and free cash flow on a per-share basis from 2008 onwards. As we approach the closing of this transaction, we will be able to provide more specific guidance on 2007.

To sum up, we view this as a great combination for all our investors. It improves our strategic competitive and financial position. With that I will turn the call over to Kevin.


--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO


 Level 3's communication acquisitions and integrations have fallen into two categories. The first category of acquisition that Level 3 has participation in are backbone deals such as Genuity and WilTel, where most of the value is derived by combining traffic onto a common network and eliminating a significant amount of duplicative costs.

The second type of acquisitions that we have participated in, are more complimentary and involved growing companies, such as Looking Glass and TelCove, where some value is derived by eliminating duplicative costs -- but more value is derived as a result of their continued growth and leveraging their strategic assets. The Broadwing acquisition and integration will embody some of each.

Broadwing provides service to wholesale and enterprise customers over a domestic backbone that spans approximately 19,000 miles. Their revenue is split roughly 50-50 between wholesale markets and enterprise markets. We anticipate migrating all customer traffic onto one common network and realizing significant synergies in operating and G&A costs.

In addition to the savings to be realized by eliminating duplicative backbone costs, a significant portion of synergy is anticipated to come from the migration of Broadwing's off-net traffic onto the Level 3 metro assets, improving the gross margin and OIBDA profile of the existing Broadwing business.

Over the last year Broadwing has grown its revenue, experiencing particular success with expanding its enterprise customer base and service offerings. The integration of the enterprise salesforce and support capabilities will be driven primarily by growth, not cost synergies.

We believe that Broadwing has earned a good reputation with their customers and that their enterprise salesforce is a key component of that success. We intend to leverage their customer relationships, salesforce and offerings to accelerate the growth in our Business Markets group.

As a result of the acquisitions of TelCove, ICG, Looking Glass and Progress, Level 3 generates approximately 10% of our revenue today from the enterprise market. We recently consolidated all customer facing activities for the enterprise market into the Level 3 Business Markets group and chartered them to leverage the tremendous metro and intercity fiber assets that Level 3 owns for the benefit of enterprise customers.

The integration of Broadwing's enterprise business will focus much more on continued revenue growth, migration of their traffic onto Level 3's metro facilities, and a reduction in their current churn rates.

In our second quarter call we noted we were ahead on the WilTel integration. We continue to run ahead of plan and have now completed the majority of integration efforts from WilTel, and we have completed these activities under budget.

We will immediately begin integration planning for Broadwing, subject to applicable law. As a result of the integration experience we've gained over the past few years, we believe we are well-positioned for the integration of Broadwing.

In summary, we believe that the combination of Level 3 and Broadwing will benefit all of our customers and national and international products and services of Level 3 provides are complimentary to those provided by Broadwing. The metro assets that Level 3 owns will improve the financial profile of the Broadwing revenue base and will make the enterprise offerings more competitive in the marketplace.

We also believe that this combination is very positive for our stockholders, employees and customers as the transaction further delevers Level 3's balance sheet, is adjusted OIBDA accretive in the first year, and makes our end-to-end service offerings even more compelling. We look forward to the detailed integration planning, and most importantly the actual integration itself.

With that I will turn the call back over to Jim.

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 I will sum up with what you have heard from Buddy and Sunit and Kevin, maybe in several points. First, this is a good deal for Level 3 based on cost savings and synergies alone. Second, there is real upside to the deal if we can further lower churn, increase revenue growth and improve margins. And we believe that based on history, we have the capability to do that, although we have not counted on that in our integration planning and in the deal itself.

Third, Broadwing's national marketing, sales and capabilities to sell to enterprise customers is a valuable addition to Level 3's growing business focus. Fourth, we think we have the integration experience to ensure that the two companies will come together in a positive way.

And finally, we think it is clear that this transaction is financially positive. It is cash flow accretive quite quickly. And as Sunit mentioned, it delevers our balance sheet after integration by a full turn, a very meaningful improvement. Put all that together and we think this is a good deal for both companies, and we look forward to expeditiously closing the transaction.

With that, operator, would you explain the procedures for questions and answers please.

 QUESTION AND ANSWER



--------------------------------------------------------------------------------
Operator


 (OPERATOR INSTRUCTIONS). Pat Dyson, Credit Suisse.


--------------------------------------------------------------------------------
 Pat Dyson  - Credit Suisse - Analyst


 I just have I guess three questions. First on -- I don't know if you mentioned this, but your comments around the Broadwing cash and the Broadwing debt, could you just restate exactly what your thoughts are as far as what you plan to do with that cash -- I'm sorry, with that debt at Broadwing?

And then secondly on -- Sunit, you talked a little bit about CapEx, and I think you implied that it is going to be roughly around $100 million of incremental CapEx from Broadwing in 2008. Is that the right number to be thinking about also for '07 as well? And whether you can actually take the number down going forward?

And then finally, just as it relates to cash and the balance sheet, what is your thoughts on what the right cash balance is, or should be, going forward post this transaction? Thanks.


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 Sunit, why don't take the first two, and I will take the third.


--------------------------------------------------------------------------------
 Sunit Patel  - Level 3 Communications, Inc. - CFO


 Your question on the Broadwing debt, as you know, they have $180 million of convertible debt, $20 million of debt roughly in leases. I think with respect to the convertible debt we will be analyzing that here between now and closing and make a determination what we should do with that. So we don't have any plans yet of any kind in terms of what we do. Summing it up, all kinds of options there, but we haven't really decided yet what we're going to do.

On the CapEx, yes, I think what I indicated that for a runrate basis the CapEx in '09 going forward would be in the $100 million range, which is the difference between the $300 million dollar of EBITDA and the $200 million of cash flow. In '08 it will probably be a little less than that. I think '07 will still be high, because keep in mind we have integration costs occurring in '07 and '08, so I think that capital expenditures should be in that zip code anyway. But as I said in my remarks, as we get closer to the closing we will be able to provide more specific guidance.

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 In regard to your question about the balance sheet and cash, if you're asking how much cash we think is appropriate for Level 3, I guess I would ask -- I would answer the question this way. Three or four years ago when we were quite heavily negative cash flow -- we were far from free cash flow breakeven I would say. The amount of cash we wanted was obviously considerably higher than it is today. What we needed on the balance sheet was considerably higher than what we need today, given the fact that our net debt to OIBDA is improving very rapidly, our free cash flow profile is improving rapidly. We can certainly expect that free cash flow breakeven is not far in the future.

We also, I think, would importantly point out that as last years demonstrated, I think that we have access to the capital markets pretty broadly should we need to do so. But right now we have $1 billion pro forma for this transaction as we speak, so we're feeling pretty comfortable. I don't know that there is a specific number. It will depend on whether we're talking about today or a year from now, but we're quite comfortable that we have the kind of liquidity that we need.

I would say, as we have said many times in the past, we value liquidity. We think it is an important matter in a competitive company and a competitive industry, and we intend to remain appropriately liquid. Next question.


--------------------------------------------------------------------------------
Operator


 Jonathan Chaplin with JP Morgan.


--------------------------------------------------------------------------------
 Jonathan Chaplin  - JP Morgan - Analyst


 Congratulations. This looks like a great announcement. I had a couple of quick questions. Forgive me if you mentioned this, I missed the very beginning of the call, but I am wondering if we can get a better idea of the integration -- the timing of the integration expenses, whether that is very much weighted towards 2007.

Secondly, the full turn in leverage reduction, what does that do to your ability to refinance some of your high coupon debt today? Are there pieces of debt that given where your leverage is going to end up as a consequence of this transaction you can start refinancing at lower coupons today, or do you really have to wait for the transaction to close before you can start tackling that?

Then thirdly, I'm wondering do you have a rough -- this clearly improves your positioning in the retail end price market. I'm wondering if you have a rough estimate of what your share of the wholesale market is and what Broadwing's is?

Then finally, if you give us an idea on what this might do in terms of improving or feeding into an already improving industry pricing environment, that would be really helpful. Sorry for the multiple questions.

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 That is a list. I will try to cover point number two, while the others are thinking about it. Kevin, if you would take the question on integration and our retail services focus and perhaps pricing. Why don't you take that first question on integration, when expenses are expected and how long we expect it to take.

But let me start by saying with respect to refinancing and improving balance sheets, I think it is pretty clear if you look at the trading in our various securities that the market recognizes the improvements we have enjoyed over the last year, year and a half. I think it is certainly true that today we could potentially undertake some transactions that might improve our balance sheet. And I think we expect that we will continue to see those opportunities to refinance at attractive rates. With regard to the timing of any particular transaction, we will let you know when we make decisions.


--------------------------------------------------------------------------------
 Sunit Patel  - Level 3 Communications, Inc. - CFO


 On the integration expenses timing, given the uncertainties in terms of when we would close exactly, and that would have a big impact on two things, timing of EBITDA contribution from Broadwing, integration costs synergies. That is why we haven't been too specific, but I think it is safe to assume if we close in the first quarter and we say the bulk of integration will take 18 months -- we've said how much the integration costs will be. I would say that at least half of those expenses would occur in '07 and the remaining in '08, but it is tough to be too precise at this point until we get closer to the closing of the transaction.


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 Kevin, you want to take the question about market share, wholesale, retail, pricing.


--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO


 There is not a great measure for how -- precisely what the wholesale market is. People use different definitions. I guess the way we're viewing this particular transaction is that Level 3 we think had a very strong position in the wholesale marketplace. In those areas where we chose to compete we have said about half of the Broadwing business, or again roughly $450 million, is enterprise.

In the overall scheme of the communications marketplace that 450 isn't going to move the needle dramatically. What we do believe is the result of combining these two companies together further strengthens our position. We like the position of the combined company after the fact. Specific market share numbers are a bit hard to come by, and I wouldn't want to speculate.

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 In terms of pricing.


--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO


 In terms of pricing, I think we have seen a stabilizing pricing environment over the course of the last 12 months or so, consistent with what we have been saying on the earnings call. We haven't seen any reason to think that that environment is going to turn around. And we believe that that market environment, a more stable pricing environment is likely for all kinds of reasons. So we are still comfortable with the market environment for pricing looking ahead as well as past.


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 I think we have, at least I have said, if nothing changed in relationships between supply and pricing in the market, today's supply/demand pricing, we would be comfortable, and there are some indications that pricing could improve. Industry consolidation is certainly one of the factors that goes into that view of the future. Next question.


--------------------------------------------------------------------------------
Operator


 Colby Synesael with Merriman.


--------------------------------------------------------------------------------
 Colby Synesael  - Merriman - Analyst


 A quick questions. Obviously one of the biggest concerns for Broadwing in the past going after the enterprise business had been their reliance on third-party providers for that last mile, or I guess, special access. Do you have an idea what percentage of those customers today you guys will be able to take off this -- from off-net or special access and put on the new Level 3 metro services?


--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO


 Without getting specific about which customers, I think if you look at the gross margin of Broadwing, according to their most recent filings if you look at what Level 3 has guided to for gross margin as we integrate our more recent metro acquisitions, we believe that over time that Broadwing customer base would migrate towards those Level 3 gross margins. And Sunit, we said that we would expect our gross margin and aggregate to be 60, 65% after the integration of the metro companies?


--------------------------------------------------------------------------------
 Sunit Patel  - Level 3 Communications, Inc. - CFO


 Yes.

--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO


 That is roughly -- very roughly double the Broadwing gross margin levels of the second quarter, so we think that there is a tremendous opportunity. Which specific customers is hard to tell, but certainly from an overall financial perspective a tremendous opportunity.


--------------------------------------------------------------------------------
 Sunit Patel  - Level 3 Communications, Inc. - CFO


 Another way to get it, as I said, we expect to reduce costs by about $200 million a year, which 40% will come from network expense reduction. So that should give you an idea looking at their P&L how much improvement we can make there over the next couple of years.


--------------------------------------------------------------------------------
 Colby Synesael  - Merriman - Analyst


 My other question, is there any management that you already know of from Broadwing that is going to become a little over to Level 3?


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 I think it is fair to say, as we always do in these acquisitions, that we're going to sit down with the Broadwing management. They're an excellent group of people led by Steve Courter, their CEO. We will sit down and we will try to make sure we have picked the best person from either team to run each activity. That is what we have done in the past, and we expect to do that in the future.

I would add too to the first question concerning usage of our metro assets. It isn't a random process that results in those gross margin improvements. Once we combine the companies we of course make certain that we make every effort to sell in areas where we have the advantage of our own assets and our own facilities. That is how you get those margins, by making certain that you focus on customers that you have facilities directly to. So we would expect to take advantage of that in the future. Next question.

--------------------------------------------------------------------------------
Operator


 David Janazzo, Merrill Lynch.


--------------------------------------------------------------------------------
 David Janazzo  - Merrill Lynch - Analyst


 Can you describe for us when you look at the Broadwing assets versus the Level 3 assets, can you describe how you think about what pieces are complementary and what pieces are duplicative?


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 When you use the term assets, do you mean network?


--------------------------------------------------------------------------------
 David Janazzo  - Merrill Lynch - Analyst


 Primarily network, yes.


--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO


 This is Kevin. There are a couple of places where Broadwing may have unique footprint. They may have some additional density in certain parts of the country. Those we will look at certainly from a complementary standpoint.

Where the networks are combining, or excuse me, connecting two common city pairs, it is much more of an economic analysis which one is going to be less costly to run over time. And in the past we've done route by route comparisons to figure out where do we get complementary network, where is it just duplicative cost. We expect to go through that analysis as part of the integration planning process. The final answer to be determined during that process.

We would certainly expect that a good number of the route miles, 19,000, would be eliminated in aggregate. Whether that comes from the Level 3 network or the Broadwing network is less relevant than the fact that a good number of the network miles will be coming out because they are connecting redundant city pairs.


--------------------------------------------------------------------------------
Operator


 Dave Sharret, Lehman Brothers.


--------------------------------------------------------------------------------
 Dave Sharret  - Lehman Brothers - Analyst


 I guess first, it is pretty clear in terms of cost energy opportunities, I was just wondering if you could touch back on the revenue opportunities. It just looked like revenue growth at Broadwing year-over-year was closer to like 1%. I think there was a mention of about 4%, but lower than the organic growth rate if you're looking for -- just talking about the opportunities you have to accelerate that growth maybe on the wholesale and the enterprise side.

Then secondly, just in terms of your appetite for more M&A at this point, given what you have recently closed -- in the process of integrating and then this this early next year, do you think that takes you out of the M&A market for a little bit now, or are there still things that you could handle with this at the same time?

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 With respect to your first question -- maybe you would be the best to answer second. Kevin?


--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO


 The revenue growth, as you know, is really comprised of a few things -- new sales as well as was happening to the base as a result of either pricing changes, churn, whatever. We believe that there are opportunities to go to work on churn a little bit -- within Broadwing would certainly help topline growth. It is a much easier way frankly to sustain or accelerate topline growth.

As for sales, Level 3 organically, as we have said in core services, we're growing at about 20% on an annualized basis this year. The metro acquisitions that we made are all prior to closing, we are growing in the teens to 20% range. We would view all of our businesses as having similar targets over time.

There are specific actions that we have taken inside Level 3 to generate 20% organic growth in core. There are specific actions that the Business Markets group has taken that generate the kind of organic growth that they have been experiencing. We would expect that we are going to converge on similar growth rates over time. But it really -- I guess, the details of that and how we get there will come out through the integration planning process in this area more specifically after closing.

--------------------------------------------------------------------------------
 Dave Sharret  - Lehman Brothers - Analyst


 Do you --?


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 Go ahead please.


--------------------------------------------------------------------------------
 Dave Sharret  - Lehman Brothers - Analyst


 I was just going to follow up. Kevin, do you view all revenues here as core within Broadwing?


--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO


 There is a small piece that is not core. I don't have that break out right here, but clearly the --.

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 The residential, for instance, we would (multiple speakers) small piece of residential.


--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO

 There is some residential. There might be some reciprocal comp, but it is v things. (multiple speakers).


--------------------------------------------------------------------------------
 Sunit Patel  - Level 3 Communications, Inc. - CFO


 The majority would be core revenue. Always on the voice side that revenue has been declining some. But again, the way we look at it, I think the majority of that revenue would be core revenue -- the vast majority.


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 There are some basics that we believe are essential to improving sales rates. For instance process simplification is a real focus here. We have really spent a lot of time and effort making sure that we have a straightforward set of products. We often find eliminating certain products is a good way to improve growth rate. Simplifying the processes from sales, provisioning to billing and customer care, which is hard work. It is not fun. It takes a great deal of effort by a large number of people. But even a day or two reduction in the end-to-end time from sales to billing is a major improvement in your ability to sell. There aren't any silver bullets. It is all hard work, but it is hard work that we are engaged in and believe we have experience at, and certainly are focused on.

Your second question was -- remind us here.


--------------------------------------------------------------------------------
 Dave Sharret  - Lehman Brothers - Analyst


 The appetite for more M&A.


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 I was hoping to forget that one. The appetite for more M&A. I would put it this way. Whenever we are fully engaged, and I would say we're pretty close at this point to being fully engaged, the hurdle or the bar goes way, way up.

Obviously, if you found some deal that was simply irresistible, by definition you would have to at least look at it. But I would say right now the bar is pretty high. In fact, I would say it is very high. We're going to work hard to do what we have already taken on, particularly making sure that hard in the trenches work I described earlier -- a common set of services, a common network inventory, a common process, a common set of products that everyone understands across the Company -- we get that hard work done.

I would say while we are engaged in that our appetite is pretty low and our hurdle would be pretty high. Buddy, you've got any -- Buddy Miller runs this end of our business, and may have a comment.


--------------------------------------------------------------------------------
 Buddy Miller  - Level 3 Communications, Inc. - Vice Chairman


 Our people are always working and looking for those opportunities, but as Jim says, the hurdle will be very high now. It is always possible we will run into kinds of acquisitions that would draw on different resources, different parts of the Company than those that are already involved in the Broadwing, WilTel and the TelCove and other acquisitions. And the bar would be a little bit lower for those. But in general, we try to be very careful to make sure that if we take it on we can integrate it well. And as Jim said, that pushes the bar up now.

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 I'm going to add one more comment, because I do know this is an important matter to many of our investors. I would say that we enter into any discussion about acquisitions fully aware that more than half of all acquisitions destroy value for the acquiring company's shareholders -- more than half. That is because, at least in our view, people -- either the companies either overpay or don't plan the integration properly, or both.

We, I think through the last three or four years demonstrated a healthy concern about any acquisition. And we have worked very hard not to ever forget that not only is it important to buy at a fair price, it is important to have all of the questions as well as you can about integration answered before you sign. Now you're going to make mistakes, but you have to do the planning. And I would assure all of our investors that we're not going to forget that, and we're going to continue to have a very, very high hurdle before we acquire any company. Next question.


--------------------------------------------------------------------------------
Operator


 Anton Anikst, Morgan Stanley.


--------------------------------------------------------------------------------
 Anton Anikst  - Morgan Stanley - Analyst


 Congrats on the deal. I was hoping to drill down on the bridge from what I would describe as your breakeven positive stand-alone EBITDA for Broadwing to kind of an implied $300 million or so a couple of years down the road.

I think, Kevin, you alluded to this earlier. We will look at the gross margin difference versus Level 3 today -- it is, call it 1,500 basis points, and Level 3 a year ago before WilTel dilution it is a full 3,000 basis points or so lower. I'm curious if you guys have a view as to how much of that gross margin difference is a function of the revenue mix, voice versus data obviously being -- voice being a higher component for Broadwing than it is for Level 3 today?

Then I guess by extension help us think about network expense savings versus SG&A savings. Perhaps if you could give us updated headcount figures for both, pro forma Level 3 and Broadwing, that would be helpful.

If I may just tack one on. If I understood your answer to Pat's question correctly, you are saying you'll not be tapping the Capital Markets to fund a portion of this transaction irrespective of whether or not the change of control put is exercised by the Broadwing convert holders.

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 On the last one what we said is we will be looking at it and doing what we think is in the best interest of our securities holders. We have a number of different options. We haven't said yes, we haven't said no. It wouldn't be appropriate at this point to do so.

With respect to your first question, that is if I understood it, what are the sources of the cost savings. Sunit said earlier about 40% are network expense. The balance are from other sources, primarily SG&A.

I'm going to take the network expense part, and then turn it over to Sunit, and then Kevin may have a comment. With respect to network expense recognize that Level 3's reduction in gross margins this past year come from the addition -- at the beginning of the WilTel -- at closing of WilTel of approximately of $1 billion of SBC long-distance that had low margins. That is effectively going to go away next year or be reduced to a very small amount. And we expect our gross margins to jump right back up to the kind of numbers you have seen before.

We also believe -- and that is the 3,000 basis points gap that you talked about earlier versus Broadwing. Those gross margins come, and we expect to continue to have them come, from our previous and continuing focus on extending our network closer and closer to the places at which we pick up traffic from customers and handoff traffic to customers. For us that includes voice.

We work hard on things like direct to end office termination, using the roughly 2 million trunks that we have in place that were put in place because of our dial access platform, and many, many other assets to continue to work on gross margin. And we expect to bring that benefit to Broadwing, who as I'm sure you know, don't have that kind of rich metro set of facilities. Sunit, do you want to talk about the SG&A?


--------------------------------------------------------------------------------
 Anton Anikst  - Morgan Stanley - Analyst


 Yes, if I may. If I'm hearing you correctly, it sounds like the opportunities are more on the legacy IXC side as opposed to legacy Focal side.


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 I would say it is both. legacy Focal -- now we will have more data, more information for you. And what I am about to say take as a preliminary, but as I remember, Focal was switch heavy local network [company]. That is they were at one point or another they were a so-called smart bill CLEC where they buy switches and then use resold local facilities. And they have a fair amount of voice services. It doesn't mean they didn't have any local facilities, but I don't think they have the kind of footprint in any one area that Level 3 has. And there's a fair amount of local voice and data services.

We think we bring a big benefit. We also think we bring a big benefit to the IXC business by lowering access expense. We think we bring a big benefit to the wholesale side by offering an end-to-end service as opposed to having to resell private lines or lease circuits. Add all of that together and we think it is not limited to one set of products.

--------------------------------------------------------------------------------
 Sunit Patel  - Level 3 Communications, Inc. - CFO


 Another way to think about what Jim is saying, with $900 million of revenue, as I said, we are assuming 4 to 5% growth. You look out to 2009, which is where I talked about the guidance specifically -- for us to in three years out be close to $1 billion of revenue -- for us to squeeze 30% of the EBITDA line -- I think we have also levers, as Jim pointed out, including churn improvement that Kevin pointed out. So when you put it altogether, for us to do 30% EBITDA margin on $1 billion of revenue with the facilities base we have and the metro facilities we have we think is definitely reasonable.


--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO


 Just to reiterate a point that Jim made in response to a question awhile back, gross margin doesn't happen by accident. It comes about by being very disciplined about what you sell, who you sell it to, and where you sell it. It is the combination of those three things that historically led Level 3 to report excellent gross margins. It is the result of those three things that has our gross margin after WilTel improving again. It is a combination of those three things that give us confidence in our ability to see pretty market improvement as we integrate and move forward with the Broadwing business.


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 Thank you. That was an important question and we appreciate the chance to ampli


--------------------------------------------------------------------------------
Operator


 Anthony Klarman, Deutsche Bank.


--------------------------------------------------------------------------------
 Anthony Klarman  - Deutsche Bank - Analyst


 If I look at the midpoint of expectations for Broadwing's EBITDA for '08 it was about $90 million. I guess where the Street consensus was. If I look at the delta between that and your midpoint of call it $225 million, there was about $130 million difference. Is that all the kind of immediate payback on the 110 to 130 of integration costs of synergies that you're getting back in '08, or is there some benefit that you're expecting from the Broadwing assets being combined with Level 3 that they would not have been able to achieve independently?


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 Are you talking now about -- when you save some benefit, are you talking about topline improvement?

--------------------------------------------------------------------------------
 Anthony Klarman  - Deutsche Bank - Analyst


 Yes, I think --.


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 No. I think we're not forecasting any marked improvement in their rate of growth. Although I think as I said in my remarks, as we've said in other acquisitions, we believe there is a real upside in reducing churn and increasing rates of revenue growth to the kind of rates of revenue growth that Level 3 enjoys. But that is not an assumption we're making in terms of the numbers that you just described. They come from cost savings.


--------------------------------------------------------------------------------
 Sunit Patel  - Level 3 Communications, Inc. - CFO


 In answer to your specific question, there are two things happening in '08. You have in the guidance we provided there is both the benefit coming from those integration costs and there's also some level of integration costs in 2008. And that is all reflected in the guidance we provided.


--------------------------------------------------------------------------------
 Anthony Klarman  - Deutsche Bank - Analyst


 One follow-up. If you look at the sum total of all the acquisitions that have been made going back 18 months, as you put all these different assets together, not just with the Level 3 assets, are there opportunities for you to peel off pieces of these assets and monetize them -- that maybe no longer fit given the add-on acquisitions that you made over the course of the last year that could be monetized to raise additional capital for the Company?


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 Not anything that is substantial - we just sold Software Spectrum, for instance. I don't think you should assume that there are any substantial opportunities. That doesn't say there aren't minor nonmaterial assets that could be monetized, but no is the answer to your question, nothing material that we know of.


--------------------------------------------------------------------------------
Operator


 Donna Jaegers with Janco Partners.


--------------------------------------------------------------------------------
 Donna Jaegers  - Janco Partners - Analyst


 Just two quick short ones. Is there any breakup fee? I don't know if you want to talk bout this, but were there other bidders involved in this acquisition?

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 2.5% breakup. And you're right about the second. Next question.


--------------------------------------------------------------------------------
Operator


 James Breen, Thomas Weisel Partners.


--------------------------------------------------------------------------------
 James Breen  - Thomas Weisel Partners - Analyst


 Just a couple of quick questions. One, from a regulatory standpoint, given the delay in the AT&T/BellSouth deal, do you see any push back there from the FCC?

Then secondly, with respect to the salesforces on the retail side and the enterprise side, what kind of overlap is there between some of the assets that you bought in the springtime and the Broadwing assets in terms of regions or sales offices? Thanks.


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 With respect to the regulatory process, we have no reason to expect any unusual treatment. Obviously this is a much smaller deal than the one you referred to. We don't try to schedule or predict the regulatory process. I would simply say that for the last several acquisitions we have actually moved more quickly than we had scheduled. We would hope that would be the case here, but certainly I can't make any assurances. Kevin?


--------------------------------------------------------------------------------
 Kevin O'Hara  - Level 3 Communications, Inc. - President, COO


 Sure. As to the salesforces, that is an area of particular sensitivity prior to an acquisition. The specific details of what they have where and who they're selling to are -- we have a very high-level of understanding of -- when we think of overlap of salesforces, we think that anybody that is selling and making quota, you would like that kind of overlap because you find a way to put good people to work better. So we're not to worry about any potential overlap in terms of geography.

If you look at the size of Level 3 pro forma, this transaction, particularly in the enterprise, is very small. In the overall communications marketplace we think we have room for as many good people, good salespeople as want to come to work.

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 I think we have time for a couple of more questions, operator.


--------------------------------------------------------------------------------
Operator


 Tom Egan with JP Morgan.


--------------------------------------------------------------------------------
 Tom Egan  - JP Morgan - Analyst


 I wonder if you could just tell us in 2008 how much EBITDA -- incremental EBITDA you would have if you didn't include the incremental cost of integration. Or may be put another way, if you could give us a break out of the cost of integration that you have assumed for '07 and '08 separately?


--------------------------------------------------------------------------------
 Sunit Patel  - Level 3 Communications, Inc. - CFO


 I think the range required was 200 to 250. That does include some level of integration costs. As I said earlier, it is tough to be too precise because a lot depends on timing of when we close. You know that we gave a range of $110 million and to $130 million of integration costs. And as I said earlier, we might end up incurring more than half of those in '07, so you can get to what level of cost we might be in '08. Let's say are 50 million or so. That would give you an idea of the runrate EBITDA.


--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 Next question and last question, I would say, operator.


--------------------------------------------------------------------------------
Operator


 Frank Louthan, Raymond James.


--------------------------------------------------------------------------------
 Frank Louthan  - Raymond James - Analyst


 Just quickly, looking at this from the math I am doing, it looks like it is effectively doubling your enterprise business. And I know you moved into that somewhat with some of the CLEC assets you bought. I am just curious, where can we expect that to go over time as far as your enterprise? And maybe in part in that answer, where does enterprise -- moving more to the enterprise space -- fit into your list of priorities behind integration?

Then i'm curious from the synergies from Broadwing, what percentage are coming from putting Broadwing traffic on your long-haul network versus putting them on some of the local assets that you have that Broadwing has been lacking?

--------------------------------------------------------------------------------
 Jim Crowe  - Level 3 Communications, Inc. - CEO


 I think with respect to your first question, I think we wouldn't argue with the broad notion that this comes close to doubling our enterprise revenue. With respect to the importance of enterprise, I think when we had the conference call announcing the acquisition of TelCove, we said at that time and I would repeat, that we think given consolidation in the industry, given the enterprise's legitimate desire for alternatives that it is an important major market for Level 3. It is not a side issue. It is a core matter for us.

We have set up what Kevin mentioned earlier, our Business Markets group. It is a major effort for us. It is an area we expect to focus on in terms of management attention and capital, because we think the key to success in business markets is to have facilities in the Metro that allow you to have a cost structure that is more than competitive with others offering.

That means generally speaking facilities to the customer locations, or at least a substantial portion of the facilities you need to meet the needs of a particular customer. So it is the core strategic matter for us.

Integration, I would view, if you want to think about it, as the means to the end. Integration we have to do in order to get to where I just mentioned, that is the strategic focus on enterprise. And we're happy to make the announcement today because we think Broadwing has done a good job of building an enterprise capability, and we look forward to working with them to integrate it in.

With that I will thank all of you who took time out to listen to us today. Obviously, we will be reporting additional information and progress in the coming weeks. Thank you very much. Operator, that is the end of the call.


--------------------------------------------------------------------------------
Operator


Ladies and gentlemen, today's call will be available for replay beginning at 7:30 AM Mountain time tomorrow, the 18th, and running through the 20th at midnight. You may access the playback by dialing 320-365-3844 and entering the access code, 845296. Again to access the replay dial 320-365-3844 and enter the access code 845296. That does conclude our conference for today. Thank you for your participation. You may now disconnect.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Broadwing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition; Level 3's and Broadwing's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and
(ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) whether the stockholders of Broadwing approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Level 3 and Broadwing; (4) the realization of revenue and cost synergy benefits from the proposed transaction; and (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees. Other important factors that may affect Level 3's and the combined business' results of operations and financial condition include, but are not limited to: increasing the volume of traffic on Level 3's network; developing new products and services that meet customer demands and generate acceptable margins; successfully completing commercial testing of new technology and information systems to support new products and services, including voice transmission services; stabilizing or reducing the rate of price compression on certain of our communications services; integrating strategic acquisitions including the acquisition of Broadwing; attracting and retaining qualified management and other personnel; and the ability to meet all of the terms and conditions of our debt obligations. Level 3's Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other Securities and Exchange Commission filings discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. The forward-looking statements in this document speak only as of the date they are made. Level 3 and Broadwing do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

This document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Broadwing's stockholders for their consideration. Level 3 and Broadwing will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Broadwing are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Level 3 can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Level 3 in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Level 3 and Broadwing, at the SEC's Web site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Level 3, Investor Relations, 1025 Eldorado Blvd., Broomfield, CO 80021, 720-888-2500 or to Broadwing, Investor Relations, 1122 Capital of Texas Highway South Austin, TX 78746-6426, (866) 426-7847.

Level 3, Broadwing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Broadwing in connection with the proposed transaction. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A, dated April 6, 2006, as supplemented, for Level 3's 2006 annual meeting of stockholders. Information about directors and executive officers of Broadwing and their ownership of Broadwing common stock is set forth in the proxy statement on Schedule 14A, filed with the SEC on March 24, 2006, for Broadwing's 2006 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.